LAWLER & ASSOCIATES

a professional law corporation

41877 Enterprise Circle N., Suite 220

Temecula, California, 92592

Telephone: 951-506-8888

Facsimile: 951-506-8877

W. SCOTT LAWLER, ESQ.

      Admitted in California

Monday, January 09, 2006

Mr. John Reynolds - Assistant Director

Securities and Exchange Commission

450 Fifth Street N.W.

Washington, D.C. 20549

Re:

Dynamic Alert Limited (the "Company")

Amendment No. 4 to Registration Statement on Form SB-2

Filed October 7, 2005

File No. 333-119566

Dear Mr. Reynolds:

General

Comment

1. In the next amendment, please correct to avoid the printing of excessive blank pages in the filing transmitted via EDGAR.

Response

We have noted this comment.

Comment

2.  Please insure that your pages are correctly numbered in order.

Response

We have noted this comment.

Outside Front Cover of Prospectus

Comment

3. Please identify the persons that will be selling the securities for the company.  For example, please describe whether the securities will be offered by officers or directors of the company.  See Item 501(a)(9)(ii) of Regulation S-B.

Response

We have added to the Cover Page disclosure that the officers and directors of the company will be selling the securities for the company.

Prospectus Summary and Risk Factors

The Company, page 4

Comment

4. With respect to the staff’s previous comment four in our letter dated August 11, 2005, please revise your disclosure to provide more specificity with regards to the company’s business plan and its day-to-day operations.  We further note under “Website Development” on page 8 that “[W]e will require minimum funds of $19,000 in order to allocate no less than $2,000 for the development of our website.”  However, we also note the table at the top of page 9 which shows $2,500 being allocated to website development under the 10% scenario, (receiving $9,000 from the offering). Please reconcile.

Response

The Company has extensively revised the section entitled “The Company” in response to the first part of this comment. The Company has also corrected the discrepancy noted in the second part of this comment.

Comment

5. We note your response to our previous comment five in our letter of August 11, 2005 and we reissue the comment. We did not find the additional disclosure related to the comment.  Further discuss the concern if the company fails to raise an additional $20,000 to remain operational for the next twelve months. Clearly discuss your business and you day-to-day operations if you do not raise the $39,000.

Response

The Company has added the disclosures noted by this comment in the last 4 paragraphs of the section entitled “The Company”.

Risk Factors, page 5

Comment

6. Please avoid the generic conclusion you reach in some of your risk factors subheadings and narratives such as “May Limit Dynamic’s Success.” Instead, replace the language with specific disclosure of how your business and operations would be affected.

Response

The Company has the revised the applicable risk factors in accordance with this comment.

Comment

7. Please include a risk factor regarding the auditor’s opinion that there are substantial doubts about the company’s ability to continue as going concern.

Response

The Company has added a new penultimate risk factor in response to this comment.

Comment

8. Please include a risk factor including your poor financial position.  See Item 503(c) of Regulation S-B.

Response

The Company has added a new, last risk factor in response to this comment.

Comment

9. Please discuss risk factor 2 to discuss whether Audrey Reich, the President of the company, has any professional experience involving personal security services or selling and marketing security products. Also, please revise the risk factor narrative to focus on the risk.

Response

The Company has revised the subject risk factor in response to this comment.

Comment

10. In the last risk factor, please reconcile the risk factor subheading with the risk factor narrator.  Please explain whether the plan of operations will commence if none or some of the proceeds are raised.  You may want to include a separate risk factor in regards to the company not being able to implement its entire business plan if the maximum is not raised and the company does not generate revenues.

Response

The Company has revised the subject risk factor by reconciling the subheading with the narrative but chose not to include a separate risk factor in regards to the company not being able to implement its entire business plan if the maximum is not raised.

Use of Proceeds

Comment

11. With respect to our prior comment nine in our letter of August 11, 2005, we note the new disclosure on page 15 under the heading “principal products and services.”  Please expand the disclosure to clarify in more detail the reference to “in-home devices to keep the child safe.”

Response

The Company has expanded the disclosure noted by this comment.

Comment

12. Regarding the staff’s previous comment ten in the letter dated August 11, 2005, please expand the disclosure to provide more specific information as to how you plan to allocate the funds in the event you raise less than 10% of the total of the offering.  You state that you will pay legal costs to comply with all filing requirements and that at the 10% level, you would “concentrate on internet sales of our products,” please state whether or not management plans to contribute funds in the event you do not have sufficient funds to pay for the legal and website development costs under the “less than 10% scenario.”  If so, please state whether or not management has a definitive plan for funding in this regard.

Response

In response to this Comment, the Company has added disclosure regarding how it plans to allocate funds in the event that less than 10% of the offering is raised.

Dilution, page 10

Comment

13. Please compare the offering price per share to the price paid by officers, directors, promoters and affiliated persons. See Item 506(a) of Regulation S-B.

Response

We have added a comparative table showing the number of shares, percentage of shares, amount and percent of total consideration and average price per share for existing shareholders, new shareholders and a combination of existing and new shareholders, all based on assumptions of selling 50%, 75% and 100% of the offering.

Item 8. Plan of Distribution, page 9

Comment

14. Please disclose when this offering will commence.

Response

The first sentence of the first paragraph of this section states that the offering will commence upon the effective date of the registration statement in which the prospectus is included.

Comment

15. Please disclose more detail regarding the manner in which these securities will be offered.  For instance, will the responsible individuals solicit investors through direct mailings and/or through personal contact. Will you utilize sales material in promoting the sale of the shares pursuant to this prospectus.  If so, we remind you of the section 5 prohibition against utilizing a prospectus that does not meet the requirements of Section 10 of the Securities Act.  Supplementally, please confirm your understanding of this requirement and send us a copy of these materials for our review.

Response

We have added a new second paragraph in this section to provide the disclosures requested by this comment.

Comment

16. Please disclose whether you will register as broker-dealer or issuer-dealer under the state laws of all states where you are offering these units and such registration is required.

Response

We have added disclosure at the end of the first paragraph of this section that the Company does not presently expect to offer the securities in any particular state at this time but that if it later determines to do so, it will have to comply with the applicable state securities laws of the state or states that it would be conducting the offering.

Comment

17. Please clarify what you will do with the offering proceeds during the offering period.  We note that you will have immediate use of the funds; however, please disclose what you will do with portions of the proceeds not immediately used for corporate purposes.  While we note that there will be no trust or escrow established, please disclose whether funds will be placed in an interest bearing account? If so, disclose whether if you terminate the offering prior to its closing, funds will be returned to investors with interest.  Please clarify that interest will be retained by you as proceeds of the offering if the offering does proceed.

Response

We have added a new paragraph at the end of this section that makes it clear that any funds received from the offering that are not immediately used for corporate purposes will be deposited in an interest bearing account and all interest accrued will be retained by Dynamic. We do not understand the comment about terminating the offering prior to closing. All funds accepted by the Company will be retained by the Company regardless of when the offering is terminated. We have revised the cover page of the prospectus and this section to make it clear states that all funds raised will be made available to Dynamic and retained by Dynamic regardless of whether there are any additional sales.

Comment

18. We reiterate our previous comment eleven in our letter of August 11, 2005.  Please make the disclosure on the prospectus cover page consistent with that in this section.  Paragraph two of this section states “[w]e will keep the offering open until we sell all of the shares registered, or January 31, 2006, which ever occurs first.” Please revise your cover page accordingly.

Response

We have revised both the cover page of the prospectus and the paragraph referenced by this comment (which is now paragraph three (3) of this section) to state “April 30, 2006”.

Item 15. Organization Within the Last Five Years

Comment

19. Please describe in this section the development of the company during the last three years.  See Item 101(a) of Regulation S-B.  You may want to combine this section with the “business development” subsection.

Response

The Company has added the requirements of Item 101(a) of Regulation S-B in the first paragraph under “Business Development”.

Item 16. Description of Business, page 14

Comment

20. Please significantly revise the business section to include the company’s intended business in offering security products.  For example, please describe under the appropriate subheadings the principal products and their markets, distribution methods of the products, competitive business conditions and names of principal suppliers.  See item 101(b) of Regulation S-B.  It may be helpful to move similar disclosure in the narrative of the plan of operation section to the appropriate subsections in the business section.

Response

In response to this Comment, the Company has revised the section entitled “Principal Products and Services”.

The Market, page 15

Comment

21. We note your disclosure that “[a]n example would be a person training for a marathon, spending large blocks of time running.”  Please explain if Mr. Hawking would be able to perform these services or include examples in which he and the company could provide such services.  Please describe the market in greater detail.

Response

The Company has revised the disclosure noted in this comment.

Competition and Competitive Strategy

Comment

22. Please describe the company’s competitive position in the industry and methods of competition. See Item 101(b)(4) of Regulation S-B.

Response

The Company has added a new first sentence to this section in response to this comment.

Comment

23. We note the statement that “[i]t would appear that the niche market targeted by Dynamic is presently under-serviced.”  Please provide a reasonable basis for the statement or remove.

Response

The statement referred to by this comment has been removed.

Distribution, page 15

Comment

24. We note the reference to placing advertisements in the local yellow pages and listing with local businesses and travel associations.  Please include these expenses in the plan of operation section.

Response

We have added the disclosure noted by this comment in the section entitled “Plan of Operation”.

Comment

25. We note that among other things, the company plans to market its services by “affiliating with the music and entertainment industry” and “conducting security seminars.” Please expand the disclosure to provide specifics as to how the company plans to do each.

Response

The first and second paragraphs under the section entitled “Distribution” have been revised in response to this comment.

Government Controls and Approvals, page 16

Comment

26. We do not understand the meaning of your third paragraph that states “[d]uring the first year of operations, the officers and directors are responsible for all company operations without compensation. As a result, Labor Standards and Occupational Health and Safety will not affect the operations of Dynamic.  After the first year, we will reassess our requirements.”  Please disclose the basis for your belief that the company is not affected by these government agencies.  Please disclose whether the company would need any governmental approval for its security services or be affected by any governmental regulation.

Response

The Company has revised the last paragraph of this section in response to the first part of this comment. The Company has also added a sentence at the end of the first paragraph of this section in response to the last part of this comment.

Reports to Security Holders, page 16

Comment

27. Please update to provide the current address of the SEC which is: 100 F Street, NE Room 1850 Washington, DC 20549.

Response

We have corrected the address of the SEC on this page.

Employees, page 17

Comment

28. We note the statement, “[i]f the security for a special event requires more personnel, we will subcontract the work to a security guard provider and Mr. Hawkings will act as the coordinator.”  Please discuss any entities or persons in which the company plans to subcontract.  Also, if applicable, please discuss these costs in the plan of operational section.

Response

The Company has added disclosure in this section in response to this comment.

Item 17. Plan of Operations, page 18

Comment

29. We note the statement on page 18 that “Dynamic will help the consumer develop a personal security plan.”  Please describe this statement in more detail in the business section.

Response

The Company has added more details regarding this statement in the second paragraph of the section entitled “Principal Products and Services”.

Comment

30.  We note the table listing the company’s anticipated milestones.  Please explain when the activities will occur.  We note the reference to “Time frame after closing of offering.”  Please describe whether the company will begin some of the steps immediately upon effectiveness of the registration and/or after some funds have been raised.  We note that some of the milestones could be implemented before any funds from the offering have been received.  Please revise accordingly

Response

The Company has revised the milestone extensively in response to this comment.

Comment

31. Please include in the table the implementation of the company’s plan to provide security services.

Response

The Company has added security services at the end of the table as requested by this comment.

Comment

32. In the fifth-to-the-last paragraph of this section, you refer to “Dynamic Security Inc.”  Please identify this entity and its relationship to Dynamic Alert Ltd, or correct as appropriate.

Response

The reference noted in this comment has been corrected to refer to “Dynamic”.

Comment

33. We note the statement in the third-to-the-last paragraph that “[w]e are confident we can meet our financial obligations and pursue our plan of operations if we can either raise additional funding through this offering, or begin collecting sales revenues within the enxt six months of this prospectus becoming effective.”  Please either substantiate the basis for this statement or delete it.

Response

The Company has deleted the statement referenced by this comment.

Comment

34. We note the statement “[d]uring the first year of operations, we will concentrate our efforts exclusively to the development of our seminar….” Please revise this section to discuss whether the company will concentrate on developing its business or providing security services.

Response

This section has been revised as requested by this comment.

Expenditures, page 21

Comment

35. It appears that most of the information presented under this subsection is duplicative to disclosure previously provided.  Please omit such information and revise accordingly.

Response

We have deleted the duplicated information.

Comment

36. The information in the third table does not reconcile with that information provided on pages 10 and 13 under the “100% scenario.”

Response

The information referenced by this comment has been revised to be consistent with each other.

Comment

37. We note that the ranking of categories in this table do not agree with those prvided in the Use of Proceeds table.  For example, the category “Training and Consulting” was given a higher priority in the Use of Proceeds table, but this table shows it to be fourth.  Please revise as appropriate.

Response

The ranking of categories has been revised as noted by this comment.

Item 19. Certain Relationships and Related Transactions, page 24

Comment

38. Please name the promoters. See Item 404(d) of Regulations S-B and Rule 405 of Regulation C of the Securities Act.

Response

We have disclosed that Ms. Reich is the Company’s “founder”, as Rule 405 of Regulation C allows for.

Financial Statements

General

Comment

39. The format presentation is difficult to read as line item amounts are not properly aligned.  As a result, portions of certain (and entire) amounts are not reflected on the statements of operations, cash flows and stockholders’ equity. Please revise.

Response

We have revised the alignment of the financial statements as noted by this comment.

Report of Independent Registered Public Accounting Firm

Comment

40. Since you are a development stage company under the guidance of SFAS 7, the periods covered by this report should include the cumulative period from June 17, 2004 (date of incorporation) to June 30, 2005 for the statements of operations, cash flows and stockholders’ deficiency.  Please advise your auditor to revise the first and third paragraphs of their report accordingly.

Response

The audit report has been revised in accordance with this comment.

Notes to Financial Statements

Note 3. Basis of Presentation – Going Concern

Comment

41. Prior to the last sentence of this note, the following statement that was previously disclosed should be reinstated: “These facts raise substantial doubt about the Company’s ability to continue as a going concern.”

Response

The statement referenced by this comment has been reinstated.

____________________________________________________________________________

Sincerely,

/s/W. Scott Lawler

W. Scott Lawler, Esq.